Exhibit 99.1

XP INC. REPORTS 3Q22 KPIS

São Paulo, Brazil, October 20, 2022 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 3Q22 KPIs. The Portuguese version of this release can be accessed in the Press Release section on the IR website.

Disclaimer: Corporate Clients

From this quarter onwards, XP Inc. will report Client Assets, Net Inflow, Credit Portfolio and Gross Revenue for the Corporate client segment (previously part of Retail), which encompasses companies with annual revenues over R$700 million. Retail, therefore, encompasses all individuals as well as companies below the stated revenue threshold.

Such change follows the recent growth of Corporate, which reached nearly R$230 million gross revenue in 1H22, a 240% increase over 1H21. Representing roughly 3% of total revenues, the segment has great potential and strategical value for XP, being a key component of the overall companies’ revenue pool of more than R$320 billion (2021). Additionally, given its nature, more volatile and driven by large transactions, we believe that segregating it from Retail eases comprehension of each client profile.

Investments

Client Assets (in R$ billion)

Client Assets (former AUC) were R$925 billion as of September 30, up 17% YoY and 9% QoQ. Year-over-year growth was driven by R$172 billion net inflows and R$37 billion of market depreciation.

Net Inflow1(in R$ billion)

1 Equity custodies greater than R$5 billion per client/economic group.

Active Clients

Active clients grew 5% QoQ and 15% YoY, totaling 3.8 million in 3Q22.

IFA Network

Our network reached 11.6 thousand IFAs in 3Q22, up 3% QoQ and 21% YoY.

Retail Daily Average Trades2

Retail DATs totaled 2.3 million in 3Q22, down 11% YoY and up 3% QoQ.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 73 in September 2022. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

Individual Retirement Plans

Individual Retirement Plans Client Assets3 (in R$ billion)

As per public data published by Susep, XPV&P continued to be #1 in net portability for individual retirement plans in 2022, as of August. Despite our consistent growth, we still represent 3.6% of the market. Total Client Assets achieved R$58 billion in 3Q22, up 36% YoY and 7% QoQ. Assets from XPV&P, our proprietary insurer, grew over 60% YoY.

2 Daily Average Trades, including Stocks, Listed Funds, Options and Futures.

3 Total Pension Funds Clients’ Assets includes assets from XP Vida e Previdência and from third party funds distributed in our platform.

Cards

Cards TPV

Total TPV reached R$6.6 billion in 3Q22, a 103% growth versus R$3.3 billion in 3Q21, and 21% growth versus 2Q22.

Active Credit and Debit Cards

Total active cards surpassed 516 thousand in 3Q22, a growth of 35% QoQ and 171% YoY. We ended 3Q22 with 342 thousand active digital accounts. We expect the full experience of the credit card, combined with both debit card and digital account, to further enhance client journey, increasing both our share of wallet and share of spending.

Credit

Credit Portfolio4 (in R$ billion)

Credit portfolio reached R$16.3 billion as of September 2022, expanding 26% QoQ and 88% YoY. The average maturity of our credit book was 3.2 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

4 From 3Q22 onwards, the credit portfolio is disclosed gross (versus previously net) of loan loss provisions, also retroactively, not including Intercompany transactions and Credit Card related loans and receivables.

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com